SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Amendment to Settlement Agreement with Teva

On July 15, 2024, MediWound Ltd. (the “Company”) and Teva Pharmaceutical Industries Ltd. (“Teva”) entered into Amendment No. 2 (the “Amendment”) to the settlement agreement and mutual general release, dated March 24, 2019, as previously amended by Amendment No. 1, dated December 13, 2020, by and between the Company and Teva (the “Agreement”). Under the terms of the Amendment, the Company will prepay Teva US$4 million as the final payment due from the Company under the Agreement, with 50% of such prepayment in cash and 50% in the form of ordinary shares of the Company to be issued by the Company to Teva, all in accordance with the terms and timeframe specified in the Amendment.

A copy of the Amendment is appended to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 4.1.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
4.1	Amendment No. 2, dated July 15, 2024, to Settlement Agreement and Mutual General Release, dated March 24, 2019, by and between MediWound Ltd. and Teva Pharmaceutical Industries Ltd.

Incorporation by Reference

The contents of this Form 6-K (including Exhibit 4.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration No’s. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 15, 2024	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer